SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 10, 2022

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

LLOYDS BANKING GROUP plc

On May 10, 2022, Lloyds Banking Group plc issued a press release titled “Redemption of 1.326% Senior Callable Fixed-to-Fixed Rate Notes due 2023”.

A copy of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

By:	/s/ Claire-Elizabeth Padley
	Name:	Claire-Elizabeth Padley
	Title:	Non Bank Entities Treasurer and Head of Capital and Recovery and Resolution

Date: May 10, 2022

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press release dated May 10, 2022